UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MARIZYME, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

570372102

(CUSIP Number)

April 18, 2023

(Date of Event which Requires Filing of This Statement)

_________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	570372102

1.	NAMES OF REPORTING PERSONS BWL Investments Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	9,786,874 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	9,786,874
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,786,874
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.89%(2)
12.	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 444,432 shares of common stock, (ii) 6,430,654 shares of common stock issuable upon exercise of two Class C Warrants, and (iii) 2,911,788 shares of common stock issuable upon conversion of two Convertible Notes within 60 days of July 11, 2023.  The beneficially owned amount does not include shares of common stock issuable upon exercise of a Class C Warrant that is subject to a waiver of exercise rights.

(2) Based on 45,366,760 shares of common stock of the Issuer outstanding as of June 20, 2023, as reported in the Issuer's Definitive Schedule 14A filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No.	570372102

1.	NAMES OF REPORTING PERSONS Braeden Lichti
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	9,786,874 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	9,786,874
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,786,874
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.89%(2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 444,432 shares of common stock beneficially owned by BWL Investments Ltd., (ii) 6,430,654 shares of common stock issuable to BWL Investments Ltd. upon the exercise of two Class C Warrants, and (iii) 2,893,974 shares of common stock issuable to BWL Investments Ltd. upon conversion of two Convertible Notes within 60 days of July 11, 2023, which shares are subject to a beneficial ownership conversion limitation. Braeden Lichti, Chief Executive Officer of BWL Investments Ltd, has sole voting and investment power over the securities held by BWL Investments Ltd.

(2) Based on 45,366,760 shares of common stock of the Issuer outstanding as of June 20, 2023, as reported in the Issuer's Definitive Schedule 14A filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No.	570372102

Item 1.

(a)	Name of Issuer: Marizyme, Inc.

(b)	Address of Issuer's principal executive offices 555 Heritage Drive, Suite 205 Jupiter, FL 33458

Item 2.

(a)	Name of person filing: This statement is being filed by Braeden Lichti (the "Reporting Person").

(b)	Address of the principal business office or, if none, residence: The principal business address of the Reporting Person is 1231 Pacific Blvd, Suite 354, Vancouver, BC V6Z 0E2

(c)	Citizenship: The Reporting Person is a Canadian citizen.

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 570372102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	570372102

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Person is the record holder of, and has sole voting and dispositive power over, 9,786,874 shares of common stock of the Issuer.

(b)

Percent of class:

The 9,786,874 common shares represent approximately 17.89% of the beneficial ownership of the Reporting Persons of the Issuer based on 45,366,760 shares outstanding as of June 23, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	9,786,874
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	9,768,874

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No.	570372102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2023	/s/ Braeden Lichti
Braeden Lichti